

Mail Stop 4631

June 30, 2009

Via U.S. mail and facsimile

Mr. Edward R. Carroll
Chief Financial Officer
Greenshift Corporation
One Penn Plaza; Suite 1612
New York, NY 10119

> **RE: Form 10-KSB for the fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **File No. 000-50469**

Dear Mr. Carroll:

We have reviewed your response letter dated June 12, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Consolidated Financial Statements

Notes to the Financial Statements

Note 17 – Embedded Derivatives

2. We note your response to comment seven from our letter dated May 5, 2009. Please show us your proposed disclosures related to the treatment of the conversion feature, which should include how you determined that paragraph 12(a) of SFAS 150 applies and how you determined the amount to record related to the conversion feature.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

3. Please address the above comments in your interim filings as well.

Condensed Consolidated Financial Statements

Note 4 – Significant Accounting Policies

Minority Interest, page 12

4. It does not appear that you adopted SFAS 160 as your disclosures indicate. For example, you do not present noncontrolling interests within equity on your consolidated balance sheets. You also do not appear to provide the disclosures required by paragraphs 38 and 39 of ARB 51, as amended by SFAS 160. Please advise or revise as necessary.

Note 6 – Discontinued Operations, page 14

5. Please tell us how you considered paragraphs 27 through 33 of SFAS 144 in determining it was appropriate to classify BioFuels Industries Group, LLC and Sustainable Systems, LLC as discontinued operations as of March 31, 2009. Please explain to us in detail how you intend to account for the divestitures of BioFuels Industries Group, LLC and Sustainable Systems, LLC. Please tell us what consideration you gave to paragraphs 34 through 37 of SFAS 144 in determining how to measure the amounts related to these entities. Please also tell us how you determined which liabilities relate to these components. For example, please address how you determined the mandatorily redeemable equity is related to BioFuels Industries Group, LLC.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 23

6. Please revise your MD&A and financial statements as necessary to explain, in detail, any material contingent liabilities associated with your divestiture of BioFuels Industries Group, LLC and Sustainable Systems, LLC. Please also revise your MD&A to include a discussion of the reasonably likely effect of your divestiture of BioFuels Industries Group, LLC and Sustainable Systems, LLC on your results of operations, debt covenant compliance, financial condition, and liquidity. Refer to SAB Topic 5:Z.

7. We note your disclosure on page 24 that you have halted all construction activities and idled your biodiesel refining and oilseed crush operations, cut headcount down to 20 as of May 20, 2009, and shut down your equipment manufacturing operations. Please quantify for us how much of your inventory, property and equipment, project development costs, and construction in progress assets as of March 31, 2009 pertain to corn oil extraction operations (that you expect to continue) compared to your biodiesel refining and oilseed crush operations. For any inventory, property and equipment, project development costs, or construction in progress assets that pertain to your biodiesel refining and oilseed crush operations, please revise your filing to explain in detail how you considered the halt in construction activities and idling of operations in determining that there was no impairment of your inventory, property and equipment, project development costs, or construction in progress assets as of March 31, 2009. Refer to paragraph 8 of SFAS 144.

*   *   *   *

Please respond to these comments within 10 business days. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief